EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement (the "Agreement") dated as of August 23, 2016 (the “Effective Date”) by and among SofTech Group Incorporated, a Delaware corporation or its nominee (the “Buyer” or “Essig”) and SofTech, Inc., a Massachusetts corporation including its wholly-owned subsidiaries Workgroup Technology Corporation and Information Decisions, Inc. (collectively, the "Seller" or "SofTech”).

WITNESSETH

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell substantially all of the properties and assets of its Product Lifecycle Management business; and

WHEREAS, subject to the terms and conditions hereof, Buyer desires to purchase the Subject Assets for the consideration specified herein and the assumption by Buyer of certain liabilities and obligations of Seller specified herein;

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1

PURCHASE AND SALE OF ASSETS

1.1 Sale of Assets. Subject to the provisions of this Agreement, at the Closing Date (as defined below), Seller shall sell to Buyer and Buyer shall purchase from Seller all of the Seller's right, title and interest in and to the properties and assets used exclusively in the Seller’s Product Lifecycle Management (“PLM”) operations (collectively, the "Business") of every kind and description, tangible and intangible, real, personal or mixed, and wherever located all of which assets are set forth on Schedule 1.1 (the “Subject Assets”).

The following assets and properties of Seller shall be excluded from such purchase and sale (the “Excluded Assets”):

(a) Seller's corporate seals, corporate franchise, organizing or governing documents, By-laws, stock record books, corporate record books containing minutes of meetings of directors and stockholders and such other records as have to do exclusively with Seller's organization or stock capitalization (collectively, the "Corporate Records");

(b) Seller’s wholly-owned Italian subsidiary, SofTech Srl;

(c) Seller's tax and accounting records;

(d) All cash on hand, cash overdraft positions, bank deposits and cash equivalents of or associated with Seller and/or the Business wherever conducted as of the Closing Date;

(e) All billed accounts receivable as of the Closing Date for product licenses, subscriptions, third party product licenses, maintenance and professional services so long as such invoices were issued based on written purchase orders and the billing took place in accordance with the ordinary course of business and the revenue recognition procedures of Seller provided that such billed accounts receivable are listed on Schedule 1.1(e), to be delivered to the Buyer at or prior to the Closing and comply with the provisions of Section 4.7;

(f) All properties and assets other than the Subject Assets (as defined below), whether tangible or intangible (including all technology, materials, documents, software code, trademarks, patent filings) related to the eCommerce ideas including HomeView, OfferSafe, SplitIt, or otherwise used, or intended for use, in the business of Seller’s and its subsidiaries’ e-Commerce operations;

(g) All SofTech tax assets including, but not limited to, net operating loss carryforwards and tax credits;

(h) All payments due from Mentor Graphics Corporation related to the deferred payments from the sale of the CADRA product line in October 2013.

(i) The Seller’s contractual arrangement with Acacia Research Group and its wholly-owned subsidiary Auto-Dimensions, LLC related to future rights to 30% of net recoveries from the licensing and/or enforcement of the Seller’s patents sold to Acacia Research Group in 2011 and 2012; and

(j) All assets not specifically identified on Schedule 1.1 as Subject Assets.

The assets, property and business of Seller to be sold to and purchased by Buyer under this Agreement set forth on Schedule 1.1 are hereinafter sometimes referred to as the "Subject Assets", and the assets, property and business of Seller to be excluded from the sale to Buyer are hereinafter sometimes referred to as the "Excluded Assets" .

1.2 Intentionally Omitted.

1.3 Limited Assumption of Liabilities. At the Closing, Buyer shall assume and agree to pay or discharge when due in accordance with their respective terms, only the following liabilities of the Seller: (a) those liabilities listed on Schedule 1.3; (b) all obligations under contracts listed on Schedule 2.11 and which contracts have been provided to Buyer; (c) all liabilities in respect of Taxes (as defined below) for which Buyer is responsible; and (d) any warranty or other obligations to provide service on, or to repair or replace, any products manufactured or sold by Seller prior to the Closing Date. Buyer shall not assume or be liable for any liabilities or obligations of Seller arising at or prior to the Closing unless identified herein or on Schedule 1.3.

The liabilities to be assumed by the Buyer under this Agreement are hereinafter sometimes referred to as the "Liabilities" and the liabilities which are not assumed by Buyer under this Agreement are hereinafter sometimes referred to as the "Excluded Liabilities". The assumption of said Liabilities by Buyer hereunder shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller, and nothing herein shall prevent Buyer or Seller from contesting in any manner any of said Liabilities.

1.4 Closing/Purchase Price and Payment.

(a) Subject to the terms and conditions hereof the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m. (ET) on the third (3rd) business day following the date on which all of the conditions set forth in Sections 5 and 6 have been satisfied or waived (other than such conditions that by their terms cannot be satisfied until the Closing Date), which conditions shall be required to be so satisfied or waived on the Closing Date), unless another time and/or date is agreed to in writing by the Seller and the Buyer (the “Closing Date”). The Closing shall be held at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, unless another place is agreed to in writing by the parties (it being understood that the Closing may be effected by the delivery of documents via e-mail, facsimile and/or overnight courier). The Closing shall be deemed to be effective at 12:01 a.m. (ET) on the Closing Date, at which time title and risk of loss to the Subject Assets shall pass from the Seller and its applicable affiliates, as applicable, to the Buyer and the Buyer shall be responsible for insuring the Subject Assets and the Business.

(b) The purchase price payable for the Subject Assets (the “Purchase Price”) shall be the sum of $3,250,000 less: (i) any monies owed by Seller to EssigPR and/or Joseph P. Daly under its existing borrowing agreements with the Seller, less (ii) $ 715,000 in exchange for 110,000 shares of SofTech common stock purchased by Joseph P. Daly (“Mr. Daly”), Essig’s CEO in June 2014 with a put option that allowed Mr. Daly to require SofTech to repurchase some or all of the shares at $7.00 per share during the period from approximately June 21, 2017 to September 20, 2017. The Buyer shall pay to the Seller the Purchase Price, less the Escrow Amount (as defined below), in cash by wire transfer of immediately available U.S. funds in accordance with the wire transfer instructions provided by the Seller to the Buyer prior to the Closing.

(c) At the Closing, the Buyer will deposit $162,500.00 (the “Escrow Amount”) with Finneran & Nicholson, P.C. to be held in such counsel’s client trust account pursuant to an Escrow Agreement to be negotiated by the parties and executed at the Closing (the “Escrow Agreement”).

(d) The Purchase Price will be allocated among the Subject Assets in the manner set forth on Section 10.5(b) below.

1.5 Contingent Payments. In addition to the base Purchase Price detailed above, Seller shall be entitled to additional payments dependent on the revenue generated by the Business in the two twelve month periods immediately following the Closing Date (“Contingent Payments”).

For the period from the Closing Date to the one year anniversary of the Closing Date, Seller shall earn a payment (“Contingent Payment I”) based on the gross revenue generated by the Business from the licensing of the technology, maintenance, subscription and/or consulting revenues related to the PLM Business only, and excluding any and all revenues related to drafting, design, analysis, engineering services and any other activities not directly related to the PLM business, regardless of source (the “Revenue”) as follows:

•

For Revenue less than $3.2 million then zero.

•

For Revenue in excess of $3.2 million then $75,000 plus 12.5% of the amount in excess of $3.275 million

For the period from the one year anniversary of the Closing Date to the two year anniversary of the Closing Date, Seller shall earn a payment (“Contingent Payment II”) based on the Revenue as follows:

•

For Revenue less than $3.75 million then zero.

•

For Revenue in excess of $3.75 million then $75,000 plus 12.5% of the amount in excess of $3.825 million

Revenue shall be calculated based on U.S. Generally Accepted Accounting Principles (“GAAP”) except that no purchase accounting adjustments shall be applied to the derivation of Revenue for the determination of the Contingent Payments.

For existing customers of the Business at or prior to the Closing, when PLM products and/or services are bundled with other services historically offered by Buyer, the amount of gross revenue allocated as Revenue of the Business for derivation of Contingent Payments shall be determined as allocated in the purchase order and invoice unless discounts in excess of 10% have been applied to the order. If the Buyer includes discounts of more than 10% in the transaction, such discount amounts will be applied equally to the Revenue and other services provided by the Buyer. For new customers of the Business after the Closing, allocation of revenue shall be consistent with the purchase order and invoice regardless of discounting.

From the Closing Date through the end of the second contingent period, except with the prior written consent of Seller, Buyer shall maintain separate accounting records for the Business, which will be used to calculate Revenue for each contingent period.

Within 30 days after the end of each contingent period described above, Buyer shall deliver to Seller a certificate setting forth in reasonable detail Buyer’s calculation of the Revenue for each contingent period and its calculation of Contingent Payment I and Contingent Payment II, as applicable, with reasonably detailed supporting documentation. If Buyer objects to such calculation within 30 days of receipt of such certificate, the parties shall in good faith attempt to resolve such disagreement and, thereafter, shall refer such dispute to a mutually acceptable independent accounting firm to resolve such dispute, which resolution shall be final and binding on the parties.

Contingent Payment I and II, as so finally determined, shall be due and payable within 60 days of the end of the applicable contingent period. Upon thirty (30) days prior written request, and delivery to the Buyer of a non-disclosure agreement in form and substance acceptable to the Buyer in its sole discretion, Seller shall have the right at its sole cost and expense to access Seller’s accounting records for the Business to substantiate the reported Revenue. Such right shall expire after the final determination of Revenue for the applicable contingent period.

If Buyer determines that Seller is in Material breach or default of the Agreement when either of the Contingent Payments are due, Buyer may, in its sole discretion, offset against such Contingent Payments such amounts equal to the Losses the Buyer has incurred due to such Material breach or default by the Seller. If, such Material breach or default by the Seller is resolved under the provisions of this Agreement in favor of the Seller, the Buyer will pay to the Seller the amount(s) of such offsets.

If the Buyer sells or transfers all of, or a portion of, the Business to an unrelated third party (“Post-Closing Sale”), at any time during the two-year period immediately following the Closing Date, at the closing of the Post-Closing Sale, the Buyer will pay to the Seller an amount equal to 5% of the gross proceeds from the Post-Closing Sale. After the closing of the Post-Closing Sale, during the remaining contingent period for which Contingent Payments may be due, the Revenue triggers set forth in this subsection 1.5 regarding whether any Contingent Payments may be due and owing by the Buyer will be reduced on a pro rata basis according to the actual Revenue generated in the twelve-month period immediately prior to the closing of the Post-Closing Sale and the $75,000 portion of either of the Contingent Payments shall be reduced on a pro rata basis as well.

1.6 Transfer of Subject Assets. Unless waived by Buyer at the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title to all Subject Assets. Such instruments of transfer (a) shall be in the form (not inconsistent with the provisions hereof) which are usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance reasonably satisfactory to Buyer and its counsel, and (c) shall effectively vest in Buyer good and marketable title to all the Subject Assets free and clear of all liens, restrictions and encumbrances except anything arising from actions of Buyer and except for such liens as are identified on the Disclosure Schedule with respect to which Buyer shall take the assets subject to such liens or such other liens or encumbrances, if any, that would not Materially interfere with the present use of the Subject Assets (collectively, “Permitted Liens”). Notwithstanding anything to the contrary in this Agreement, those contracts described in Schedule 1.6, attached hereto which the Seller requires a sublicense prior to assigning same to Buyer, shall pass as promptly as reasonably commercially practicable following the Closing.

1.7 Delivery of Records and Contracts. At the Closing, Seller shall deliver or cause to be delivered to Buyer all of Seller's leases, contracts, commitments, agreements applicable to the Business and rights in each case to the extent included in the Subject Assets, with such assignments thereof and consents to assignments as are necessary to assure Buyer of the full benefit of the same. Buyer in its sole discretion may waive the obtainment of any necessary consent or assignment prior to the Closing, in which case Seller's sole obligation with respect thereto will be to use reasonable efforts to cooperate with Buyer in obtaining same following the Closing. Seller shall also make available to Buyer all of Seller's business records, tax returns, books and other data, in each case included in the Subject Assets, and Seller shall take all reasonable steps to put Buyer in actual possession and operating control of the Subject Assets.

1.8 Further Assurances. Seller from time to time after the Closing at the request of Buyer and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer each of the Subject Assets. Seller shall cooperate with Buyer upon request to permit Buyer to enjoy Seller's rating and benefits under the workman's compensation laws and unemployment compensation laws of the applicable jurisdictions, to the extent permitted by such laws.

1.9 Sales and Transfer Taxes. All sales, use, value added, and transfer taxes, fees and duties under applicable law incurred in connection with this Agreement or the transactions contemplated thereby will be paid by the Seller whether imposed by federal, state, local or foreign governmental authorities.

Section 2

REPRESENTATIONS AND WARRANTIES OF SELLER

2.1 Making of Representations and Warranties. As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer the representations and warranties contained in this Section 2 as of the date hereof (all such representations and warranties are deemed to be supplemented or conditioned by any material contained the Disclosure Schedules and the statements, forms, reports, certifications and other documents filed or furnished by Seller with the U.S. Securities and Exchange Commission). For purposes of this Section 2, “knowledge” means, with respect to the Seller, the actual knowledge of Joseph P. Mullaney and Robert Anthonyson without inquiry (and will in no event encompass constructive, imputed or similar concepts of knowledge).

2.2 Organization and Qualification of the Business. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted. The copies of SofTech's Articles of Organization and bylaws, as amended to date, certified by the Secretary of State of the Commonwealth of Massachusetts are complete and correct, and no amendments are pending or contemplated. SofTech is not required to be licensed or qualified to conduct its business or own its property in any other jurisdiction in which it is not qualified except in any jurisdiction where the failure to so qualify will not have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” or “Material” means: (a) a material adverse impact upon the Subject Assets; (b) a material adverse impairment of the ability of the Seller to perform its material obligations under this Agreement; or (c) a material adverse impairment of the ability of the Seller to perform its material obligations or rights, respectively, with respect to any third party, in each case excluding any impact or impairment resulting from (i) changes in general economic, financial market, business or geographic conditions, (ii) changes or developments generally applicable to any of the industries in which Seller primarily operates, (iii) any outbreak or escalation of hostilities or war or military actions, any act of sabotage or terrorism or any natural disasters, (iv) changes in applicable laws, or (v) the announcement of the transactions contemplated by this Agreement.

2.3 Subsidiaries. SofTech conducts the Business through wholly-owned subsidiaries including Information Decisions, Inc., a Michigan corporation, HomeView, Inc., a Massachusetts corporation, and SofTech Srl, a wholly-owned subsidiary based in Milan, Italy. Two other wholly-owned subsidiaries exist but were dormant for at least twelve months prior to the Closing Date, those being Workgroup Technology Corporation, a Delaware corporation and SofTech Gmbh, a German entity.

2.4 Intentionally Left Blank.

2.5 Authority. Seller has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement and the Schedules attached hereto and to carry out the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and each such agreement, document and instrument have been fully authorized by all necessary action of Seller and no other action on the part of Seller is required in connection therewith except for the approval of the holders of at least two-thirds of the outstanding capital stock of Seller entitled to vote thereon (the “Shareholder Vote”). The execution, delivery and performance of this Agreement by Seller does not and will not: (a) violate any provision of the Seller’s Articles of Organization or bylaws; (b) violate in any Material respect any laws of the United States, or any state or other jurisdiction applicable to Seller or require Seller to obtain any approval, consent or waiver of, or make any filing with, any person or entity that has not been obtained or made except for the Shareholder Vote; and (c) result in a Material breach of, constitute a Material default under, accelerate any Material obligation under, or give rise to a right of termination of any Material contract, agreement, or lease to which Seller is a party.

2.6 Status of Tangible Property.

(a) No Real Property Owned. Seller does not currently, nor has Seller ever in the past, owned any real property.

(b) Leased Real Property. All real property leased by Seller as tenant or lessee and used in the Business as of the date hereof is listed on Schedule 2.6(b). Copies of all the leases have been provided to Buyer and are complete, accurate, true and correct. Each of the Leases is in full force and effect on the terms set forth therein and have not been modified, amended or altered, in writing or otherwise.

(c) Personal Property. A complete list of machinery, equipment, furniture, fixtures, leasehold improvements and all other tangible personal property owned or leased by Seller and used in the Business is listed on Schedule 2.6(c).

(d) Title to Acquired Assets. The Seller is the sole lawful owner of, has good and valid record and marketable title to, and has the full right to sell, convey, transfer, assign and deliver to the Buyer the Business and the Subject Assets, without any restrictions or claims of any person(s), of any kind whatsoever. Except for mortgages, security interests and other liens described on Schedule 2.24 hereto which secure indebtedness for borrowed money and which will be discharged at or prior to the Closing, all of the Subject Assets and the Business are entirely free and clear of any security interests, liens, claims, charges, options, mortgages, debts, leases (or subleases), conditional sales agreements, title retention agreements, encumbrances of any kind or restrictions against the transfer or assignment thereof (collectively, "Encumbrances"), and there are no filings in any registry of deeds in any jurisdiction or under the Uniform Commercial Code or similar statute in any jurisdiction showing the Seller as debtor which create or perfect or which purport to create or perfect any Encumbrance in or on any of the Subject Assets and/or the Business. At and as of the Closing, the Seller will convey the Subject Assets and the Business to the Buyer by bills of sale, certificates of title and instruments of assignment and transfer effective to vest in the Buyer, good and valid record and marketable title to all of the Subject Assets and the Business, free and clear of all Encumbrances, of whatever type and kind.

2.7 Financial Statements.

(a) Buyer has received the following financial statements related to the actual performance and the financial position of the Business, copies of which are attached hereto as part of Schedule 2.7: balance sheets as of May 31, 2015 and 2016; and statements of operations for the twelve months ended May 31, 2015 and 2016 (the “Financial Statements”). Said Financial Statements are complete, true, accurate and correct, have been prepared in accordance with GAAP applied consistently during the periods covered thereby, and present fairly in all Material respects the financial condition of the Business at the dates of said statements and the results of its operations for the periods covered thereby. These Financial Statements have been extracted from the operating results and financial position of the consolidated operating results and financial position of the Seller based on cost allocations. Such cost allocations include, among other things, the estimated allocation of employee compensation, employee benefits, third party contractor expenses and other costs.

(b) As of the date hereof, SofTech had no Material liabilities directly related to the Business of any nature that would be required to be disclosed in accordance with GAAP, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities (i) stated or adequately reserved against in the Financial Statements, or (ii) specifically reflected on the Schedules furnished to Buyer hereunder as of the date hereof, or (iii) incurred in the ordinary course of business since the date of the Financial Statements.

2.8 Taxes.

(a) Seller has paid or caused to be paid, and will pay, all federal, state, local, foreign and other taxes, including, without limitation, income taxes, estimated taxes, alternative taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, capital stock taxes, franchise taxes, employment and payroll related taxes, withholding taxes, property taxes, whether or not measured in whole or part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it (collectively, "Taxes") required to be paid by it through the date hereof and the Closing whether disputed or not.

(b) Seller has, in accordance with applicable law, filed all federal, state, local and foreign tax returns required to be filed by it through the date hereof, and all such returns correctly and accurately set forth the amount of any Taxes relating to the applicable period. Schedule 2.8(b) lists all federal, state, local and foreign income tax returns filed by Seller for the fiscal year ended May 31, 2015 (the most recent fiscal year for which tax returns were due) with notation as to those returns that have been audited or are currently being audited. Seller has made available to Buyer a complete and correct copy of each of those returns listed and all examination reports and statements of deficiencies assessed against or agreed to by Seller with respect to such returns.

2.9 Accounts Receivable.

(a) Except as set forth in the Schedule 2.9(a) attached hereto, all of the accounts receivable of Business shown or reflected in the Financial Statements or existing on the Closing Date hereof are valid and enforceable claims, to the knowledge of Seller are fully collectible and subject to no set-off or counterclaim except to the extent of the reserve established for doubtful accounts. Schedule 2.9(a) is the detailed aging of accounts receivable of the Business as of May 31, 2016 reconciled to the balance sheet of the same date.

(b) Schedule 2.9(b) presents a roll forward, by fiscal year, of the allowance for doubtful accounts of the Business from June 1, 2014 through May 31, 2016 detailing the additions to the reserve and the accounts written off against the reserve. Seller represents that since June 1, 2014 all uncollectible accounts of the Business have been written off against such reserve and no revenue reversals or direct write offs have been recorded except as reflected on Schedule 2.9(b).

2.10 Absence of Certain Changes. Since the date of the May 31, 2016 Financial Statements the Seller has carried on the Business only in the ordinary course, and there has been no change in the condition (financial or otherwise), results of operations, assets, liabilities or business of the Seller other than changes arising in the ordinary course of business, none of which, either individually or in the aggregate, has been Materially adverse. Without limiting the foregoing, since such date there has been no Material damage to, or destruction of, or other Material adverse change in the physical condition, capacity or operation of, any of the Subject Assets and/or the Business. Further, there has not been:

(a) any Material adverse change in the financial condition, properties, assets, liabilities, business or operations of the Business;

(b) any Material contingent liability incurred by the Business as guarantor or otherwise with respect to the obligations of others or any cancellation of any Material amount of debt or claim owing to, or waiver of any right of Seller;

(c) any Material obligation or liability of any nature incurred by Seller in connection with the Business, whether accrued, absolute, contingent or otherwise, asserted or unasserted, other than obligations and liabilities incurred in the ordinary course of business;

(d) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any assets of the Business other than in the ordinary course of business;

(e) any labor trouble or claim of unfair labor practices involving the Business; any Material change in compensation to any officers, employees, agents or independent contractors other than normal merit increases in accordance with its usual practices pursuant to existing agreements, or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

(f) any Material payment or discharge of a lien or liability of Seller which was not shown in the Financial Statements or incurred in the ordinary course of business thereafter;

(g) any change in accounting methods or practices, credit practices or collection policies used by Seller;

(h) any agreement or understanding, whether in writing or otherwise, for Seller to take any of the actions specified in paragraphs (a) through (g) above; or

(i) any Material change in relations with customers, suppliers, employees, consultants, distributors, or independent contractors of the Business.

(j) any sale, lease, abandonment or other disposition by the Seller of any machinery, equipment or other operating tangible personal property used in the conduct of the Business or any of the Subject Assets other than disposition of such tangible personal property that was no longer usable in the Business or which was replaced by tangible personal property of equal or greater value;

(k) any change in the accounting methods or practices followed by the Seller in connection with the Business or in any depreciation, amortization or inventory valuation policies theretofore used or adopted;

(l) any Material liability incurred by the Seller, contingent or otherwise, other than trade accounts, operating expenses, obligations under executory contracts incurred for fair consideration, taxes accrued with respect to operating during such period, and indebtedness for money borrowed or for the deferred purchase price of property purchased for fair consideration, all incurred in the ordinary course of the Business;

(m) any Material increase in the rate of compensation paid or to be paid, directly or indirectly, to any employee or agent of the Seller;

(n) any resignation or threatened resignation of any senior management-level employee of the Business;

(o) any payment of distributions and/or dividends to any of the shareholders; or

(p) any actions taken by the Seller beyond the established business practices of the Seller to invoice maintenance or subscription services for the Business in advance of when such services would normally be invoiced, except as set forth in Schedule 2.10(p), attached hereto;

(q) any other Material adverse change in the Business and/or Subject Assets or, to the best knowledge of the Seller, prospects of the Business.

2.11 Contracts. Schedule 2.11 is a complete and accurate list of all written and oral contracts, commitments, plans, agreements and licenses to which Seller is a party as of the date hereof relating to the Business. Seller is not a party to any other contract, commitment, plan, agreement or license relating to the Business that is not described on Schedule 2.11.

Seller is not in default in any Material respect under any such contracts, commitments, plans, agreements or licenses described on Schedule 2.11 and has no knowledge of conditions or facts which with notice or passage of time, or both, would constitute default. To the knowledge of Seller, no other party to any such contract, commitment, plan, agreement or license is in default thereunder.

2.12 Litigation. There is:

(a) No claim, action, suit, proceeding or investigation pending or, to the best knowledge of any Seller, threatened against, relating to or affecting any of the Subject Assets or the Business or affecting Buyer’s acquiring sole and exclusive rights, title possession and use of the Business and the Subject Assets, free and clear of any and all claims, rights, title, encumbrances and/or restrictions, of whatever type and kind, or that challenges any of the transactions contemplated hereby, nor is there any basis for any such claim, action, suit, proceeding or investigation. There are no other Material "loss contingencies" (as defined in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975 ("FASB 5"), which would be required by FASB 5 to be disclosed or accrued in financial statements of the Seller were such statements prepared at the time such warranty was made or deemed made.

(b) There are no investigations of either the Seller, the Business or the Subject Assets being conducted, which have been conducted, or, to the best of Seller’s knowledge, threatened to be conducted, by any grand jury, administrative agency or other governmental authority. Seller has not received any inspection reports, questionnaires, inquiries, demands, request for information, and/or claim of violations or noncompliance with law from any governmental authority.

(c) There are no outstanding judgments, orders, writs or decrees of any judicial or other governmental authority binding specifically upon Seller, the Business or the Subject Assets and not of general application, other than judgments, orders, writs and decrees with which Seller has complied and which have no future applicability and are set forth on Schedule 2.12, if any.

(d) Neither the Seller nor any of the directors, officers, employees, agents or other representatives of the Seller acting or purporting to act on behalf of the Seller has, directly or indirectly, made or authorized any payment, contribution or gift of money, property or services, in violation of applicable law, (i) as a kickback or bribe to any person or (ii) to any political organization, or the holder of, or any aspirant to, any elective or appointive office of any nation, state, political subdivision thereof, or other governmental body or instrumentality.

(e) Neither the Seller nor any of the directors, officers, employees, agents or other representatives of the Seller acting or purporting to act on behalf of the Seller has committed, been charged with, or been under investigation with respect to, nor does there exist, any Material violation of any provision of any federal, state or local law or administrative regulation in respect of the Business or any of the Subject Assets.

2.13 Compliance with Laws. Seller is in compliance in all Material respects with, and has complied in all Material respects with, all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, municipal or governmental authority including without limitation which apply to the conduct of the Business, and Seller has not within the prior six (6) year period preceding the date hereof, received written notice of a Material violation or alleged Material violation of any such statute, ordinance, order, rule or regulation. The Seller is in compliance in all Material respects with, and has complied in all Material respects with all Federal and state securities laws, rules and regulations.

2.14 Intentionally Left Blank.

2.15 Corporate Records. The corporate record books of SofTech record all Material corporate action taken by its shareholders and board of directors and committees thereof. The copies of the SofTech’s Corporate Records with respect to the Business are true and complete copies of the originals of such documents. Seller has provided Buyer with access to all Material tax and accounting records related to the Business in order to perform its due diligence procedures. Seller represents that such tax and accounting records related to the Business are complete in all Material respects.

2.16 Employee Benefit Plans.

(a) Schedule 2.16 lists and describes all employee benefit plans that have been offered to employees of the Business between June 1, 2014 and the date hereof (the “Plans”). Seller has provided Buyer with complete copies of all documents embodying or governing such plans.

(b) The Seller has not engaged in any transaction in connection with which it could be subject to either a civil penalty assessed pursuant to Section 502(I) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a tax imposed by Section 4975 of the Internal Revenue Code of 1954, as amended (the “Code”). No Plan or any trust created under any Plan has been terminated since September 2, 1974. No Material liability to the Pension Benefit Guaranty Corporation has been or is expected by the Seller to be incurred with respect to any Plan by the Seller. There has been no "reportable event" within the meaning of Section 4043(b) of ERISA with respect to any Plan, and no event or condition which presents a Material risk of termination of any plan by the Pension Benefit Guaranty Corporation.

(c) Full payment has been made of all amounts that the Seller is required under the terms of each Plan to have paid as contributions to such Plan as of the last day of the most recent fiscal year of such Plan ended prior to the date hereof, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan. The terms "current value" and "accrued benefit" have the meanings specified in Section 4062(b)(1)(A) of the Code and Section 3 of ERISA, respectively.

2.17 Environmental Matters. SofTech has never generated, transported, used, stored, treated, disposed of or managed any Hazardous Waste. No Hazardous Material has ever been or is threatened to be spilled, released or disposed of by or on behalf of SofTech at any site presently or formerly owned, operated, leased or used by SofTech. For the purposes of this Section 2.17, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) "Hazardous Waste" shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) "Seller" shall mean and include Seller and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

2.18 Directors, Officers, and Suppliers.

(a) Schedule 2.18(a) is a true and complete list of all directors and officers of Seller as of the date hereof. Neither the Seller nor, to Seller's knowledge, any other director or officer of Seller, owns, directly or indirectly, on an individual or joint basis, any Material interest in, or serves as an officer, director, employee of or consultant to, any customer, competitor or supplier of SofTech or any organization that has a Material contract or arrangement with or lease of real or personal property to the Business.

(b) Schedule 2.18(b) is a true and complete list of the suppliers of the Business to whom SofTech has made a payment of $25,000 or more during or with respect to the fiscal year ended May 31, 2015 and 2016 (each, a “Material Supplier”) and with respect to each, the name, address, description of services performed and dollar volume involved.

(c) The Seller enjoys good relations with the customers, referral sources and suppliers involved in the Business and no customer, referral source or Material Supplier has informed Seller it will cease doing business or Materially decrease its business with the Seller.

2.19 Intentionally Left Blank.

2.20 Employees and Labor Matters.

(a) As of the date hereof, Seller employs 16 full-time employees and 1 part-time employee (each, a “Business Employee”) in the Business. Seller generally enjoys a good employer-employee relationship. Schedule 2.20(a) sets forth the name, position, pay rate, full-time or part-time status, date of hire, date of birth, and exempt or non-exempt status of each of Seller's employees and independent contractors that are involved in the Business other than Seller’s management team. Seller has no knowledge that any Business Employee or third party contractor of the Business does not plan to accept employment with Buyer after the Closing.

(b) Schedule 2.20(b), as of the date hereof, is a list of all employees of the Business that have terminated employment, for any reason, voluntarily or otherwise, with SofTech over the last twelve (12) months with a brief description of the circumstances of such termination. Also included on said Schedule is a description of the former position held by the former employee and the pay rate of said former employee.

(c) Seller is not delinquent in payments to any Business Employee, past or present, for any wages, salaries, commissions, bonuses or other direct compensation for any services provided or amounts required to be reimbursed, relating to the Business. There are no workers' compensation or other similar claims filed against Seller by any Business Employee, and the Seller does not have knowledge of any injury or other event that may give rise to any such claim, relating to the Business. There are no charges of employment discrimination, harassment, unfair labor practices, or any non-compliance with any wage or overtime laws that have been filed against or involving Seller, relating to the Business. There are no grievances, complaints, or charges that have been filed against Seller, relating to the Business. Seller is, and has been at all times since its effective date, in compliance with the requirements of the Immigration Reform Control Act of 1986, relating to the Business. Seller's payroll systems and classification of employees is, and for 18 months prior to the Closing has been, consistent with and in compliance with the requirements of the Fair Labor Standards Act, as amended, and any and all applicable state minimum wage and overtime laws, relating to the Business.

2.21 Customers and Distributors.

(a) As of the date hereof, Schedule 2.21(a) sets forth any representative, distributor or direct customer who accounted for more than $50,000 of revenue to the Business in any of the fiscal years ended May 31, 2014, 2015 and 2016 (each, a “Material Customer”). No Material Customer has provided written notice to Seller of its intent to cease doing business with or Materially decrease its business with the Seller.

(b) Schedule 2.21(b) is a complete list of all ProductCenter and Connector customers that were billed for maintenance and subscription services during the fiscal years ended May 31, 2014, 2015 and 2016 hereinafter defined as the “Maintenance and Subscription Installed Base”. The Maintenance and Subscription Installed Base includes customer name, location, contact person, phone number and fax number. Seller represents that to its knowledge such listing is complete and accurate in all Material respects.

(c) Schedule 2.21(c) is a complete list of purchase orders received from customers of the Business as of the date hereof that have not been fully billed against setting forth the customer name, original purchase order amount and the billings through the date specified.

2.22 Proprietary Rights.

(a) "Proprietary Rights" means all of the following owned by, issued to or licensed to Seller and used exclusively in the Business, and any and all corresponding rights that, now or hereafter, may be secured throughout the world: patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissues, continuations, continuations-in-part, revisions, extensions, or reexaminations thereof; trademarks, service marks, trade dress, logos, trade names, corporate names, together with all goodwill associated therewith; software code; copyrights and copyrightable works; and registrations, applications and renewals for any of the foregoing; trade secrets and confidential information (including, without limitation, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and accounting data, business and marketing plans, and customer and supplier lists and related information); computer software (including, without limitation, data, data bases and documentation); other intellectual property rights; and all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including, without limitation, the items set forth in Schedule 2.22 attached hereto.

(b) Schedule 2.22 sets forth a complete list as of the date hereof of all: (i) patented or registered Proprietary Rights and pending patent applications or other applications for registrations of Proprietary Rights owned or filed by or on behalf of SofTech; (ii) all trade names and unregistered trademarks and service marks owned by SofTech and used exclusively in the Business; (iii) all software owned by SofTech and licensed to third parties exclusively through the Business ("Software"); and (iv) all licenses or similar agreements under which Seller is the licensee of any Proprietary Rights.

(c) Except as set forth in Schedule 2.22: (i) SofTech owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, the Proprietary Rights reasonably necessary for the operation of the Business as currently conducted, free and clear of all liens, licenses, security interests, encumbrances and other restrictions (other than Permitted Liens), (ii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Proprietary Rights has been made, is currently outstanding or, to its knowledge, is threatened, (iii) to its knowledge, the conduct of the Business has not infringed, misappropriated or otherwise conflicted with any intellectual property rights of any third parties, and SofTech has not received any notices of, and does not have knowledge of, any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to the Proprietary Rights (including any demands by third parties that SofTech take a license of any intellectual property for use in the Business); and (iv) to its knowledge, no independent contractor developed or assisted in the development of any other Software, except in accordance with a written agreement assigning to SofTech such independent contractor's right, title and interest in such Software.

(d) To its knowledge, SofTech has taken all steps required to maintain and protect the Proprietary Rights. Such steps have included, but are not limited to: (i) the affixation of all copyright notices required by U.S. law to all copies of Software and the documentation related thereto; (ii) distribution of source code of Software to employees, consultants, contractors and potential investors, only subject to appropriate confidentiality agreements; and (iii) disclosure of confidential information of the Business (including but not limited to source code and systems documentation for Software) only to persons who require access to such information for the Business, and only subject to written confidentiality agreements.

2.23. Capital Expenditures. There are no capital expenditures exceeding $75,000.00 in total related to any computer hardware or software license issues which the Seller now anticipates will be required to be made in connection with the continuation of the Business as now conducted or in connection with the Subject Assets or that the Seller anticipates will be required to be made during the three years following the date hereof, including without limitation in order to comply with any existing laws, regulations or other governmental requirements applicable to the Business and/or the Subject Assets.

2.24 Warranty. Except as expressly provided herein, Seller makes no warranty of any kind whatsoever, including, without limitation, any representation as to physical condition, suitability for a particular use, value of assets or future earnings or performance of the Business. All implied warranties of merchantability and fitness for a particular purpose are expressly excluded.

Section 3

REPRESENTATIONS AND WARRANTIES OF BUYER

3.1 Making of Representations and Warranties. As a material inducement to Seller to enter into and to consummate the transactions contemplated by this Agreement, Buyer hereby represents and warrants the following:

(a) Essig is duly organized, validly existing and in good standing under the laws of the State of Ohio with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by them.

(b) Essig has the full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered pursuant to this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by Essig of this Agreement has been duly authorized by all necessary corporate action of Essig, and no other action on the part of Essig or its Board of Directors or shareholders is required in connection therewith.

3.2 Disclosure. The representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Buyer to Seller pursuant to this transaction do not contain any untrue statement of a Material fact.

3.4 Litigation. There is no litigation or governmental or administrative proceeding or investigation pending against Buyer which is reasonably likely to have a Material Adverse Effect on Buyer's assets, prospects, financial condition or business or which would prevent or hinder the consummation of the transactions contemplated by this Agreement or performance by Buyer of its obligations under this Agreement.

3.5 Compliance with Laws. Buyer is in compliance in all Material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, municipal or governmental authority which apply to the conduct of its business, and Buyer has not received any notice of a violation or alleged violation of any statute, ordinance, order, rule or regulation.

3.6 Purchase Price. Buyer has, and at the Closing will have, the capital required to consummate the transaction contemplated hereby, including the Purchase Price. Buyer expressly represents that this transaction is not subject and contingent upon a funding event.

Section 4

COVENANTS

4.1 Conduct of Seller Business. Except as authorized or permitted by this Agreement, from the Effective Date, until the Closing (or earlier termination of this Agreement), Seller will conduct its business and operations according to its ordinary and usual course of business and Materially consistent with past practices until the Closing Date. Without limiting the generality of the foregoing, and, except as expressly contemplated in this Agreement, from the Effective Date until the Closing Date (or earlier termination of this Agreement), without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), Seller will:

(a) Not enter into any Material contract, agreement, arrangement or other understanding related to the Business with any customer or other third party in a manner that Materially deviates from Seller’s past business practices. Seller will obtain Buyer’s prior written approval before it makes any offer, commitment, accepts any order or enters into any Material contract, agreement, arrangement or understanding to provide a customer or other third party of the Business with discounted product or support services in a manner that Materially deviates from Seller’s past business practices, irrespective of whether this is a new customer order or a renewal. Seller further agrees not to accept any early renewals related to the Business in any manner outside of its normal course of business prior to Closing Date;

(b) Not Materially increase the rate or terms of compensation payable or to become payable by Seller to employees or independent contractors of the Business or commit itself to any additional bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employees of the Business (except for merit increases to employees made in the ordinary course of business consistent with past practices);

(c) Not take or omit to take any other action that would cause any of the representations and warranties contained in this Agreement to be untrue in any Material respect;

(d) Not enter into any contract, agreement, arrangement or other understanding to do any act prohibited by, or to refrain from doing any act required by, any of the foregoing provisions of this Section.

(f) Maintain the Business and Subject Assets in good operating condition and repair subject to ordinary wear and tear, and make all necessary renewals, additions and replacements thereto, and shall not make or institute any unusual or novel methods of management, accounting or operation.

(g) Seller will pay promptly all operating expenses and provide evidence of such payment by canceled check and receive all profits until the Closing and Buyer will incur all expenses and profits from and after that date and time.

4.2 Access to Information. Until the Closing Date, Seller shall, during ordinary business hours and on at least two days’ prior written notice, and subject to Section 4.3 below: (a) give Buyer and its authorized representatives reasonable access to all books, records, plants, offices and other facilities and real estate properties of Seller, (b) permit Buyer to make such inspections thereof as Buyer may reasonably request, and (c) cause its officers and advisors to furnish Buyer with such financial, technical and operating data and other information with respect to the Business as Buyer may from time to time reasonably request. Any such inspection or investigation shall be conducted in such a manner so as not to interfere unreasonably with the operation of the business of Seller. Notwithstanding anything to the contrary in this Agreement, (x) Seller will not be required to disclose any information to Buyer or Buyer’s representatives if such disclosure would (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable laws, fiduciary duty or agreement entered into prior to the date hereof and (y) prior to the Closing, without the prior written consent of the Seller, neither Buyer nor any of its representatives shall contact or cause to be contacted any suppliers to, or customers of, the Business.

4.3 Notification of Certain Matters; Further Financial Reports. Seller shall give prompt notice in writing to Buyer if any of the following occur prior to Closing Date: (a) the occurrence of any event which has resulted, or may result, in a Material Adverse Effect, that could result in the failure to satisfy any condition specified in this Agreement; (b) the occurrence of any event which has resulted in, or may result in, a change in any representation or warranty of the Seller that is not Material; (c) the nonperformance by the Seller of any covenant of the Seller that is not Material or (d) any written notice or other written communication from any third person alleging that the consent of such third person is or may be required in connection with the transactions contemplated by this Agreement (collectively, “Supplemental Information”). Buyer shall be deemed to have waived its rights to seek indemnification under Section 8 hereof with respect to a breach of a representation or warranty by the Seller to the extent such breach arises from a circumstance or event occurring in its entirety after the date hereof (“Subsequent Event”) that is described in such Supplemental Information if the Buyer elects nevertheless to consummate the transactions contemplated by this Agreement notwithstanding such Subsequent Event. In addition, between the Effective Date and the Closing Date, Seller shall provide promptly to Buyer financial reports related to the Business prepared by Seller in the ordinary course of business, and such other information as Buyer may reasonably request, promptly upon such request.

4.4 Negotiations with Others. From the Effective Date until the earlier of the termination of this Agreement or the Closing Date, Seller will not initiate contact with or solicit any inquiry or proposal or engage in any discussions with any third party in connection with any possible proposal regarding a sale of the Business or any similar transaction. Seller agrees to immediately provide notice to Buyer of any solicitation or offer made by any third party in connection with the sale of the Business or any similar transaction and the option of the Buyer to meet or exceed such offer. Nothing herein shall prohibit Seller from having discussions with a third party that result from an unsolicited inquiry in respect of the Business if Seller’s Board of Directors makes a fiduciary determination that such inquiry may reasonably lead to a superior offer. In the event whereby a third party submits an offer for the Business during the Interim Period that is deemed to be a superior offer or is not met or exceeded by the Buyer in the sole discretion of the SofTech Board of Directors acting in its fiduciary responsibility to the SofTech shareholders, and which is accepted and ultimately completed, whether or not during the Interim Period, Buyer shall be paid a fee of $200,000, payable as follows:

(a) $50,000.00 immediately upon acceptance by the Seller of the superior offer;

(b) $150,000.00 pursuant to a promissory note in form and substance acceptable to the Buyer, with the principal amount repayment in full accelerated upon the close of the superior offer.

4.5 Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.

4.6 Confidentiality; Publicity. All information furnished under this Agreement to either party or its representatives will be held in confidence in accordance with the Non-Disclosure Agreement signed by the parties dated October 4, 2011. Neither party will issue any press release describing this transaction except with the prior written approval of the other party; provided, however, if a party determines, based upon advice of counsel, that a press release or public announcement is required, or reasonably necessary to comply with, the rules and regulations of the OTC Market or any other securities exchange on which either party’s shares are listed, such party may make such press release or public announcement, in which case that party shall use commercially reasonable efforts to provide the other party reasonable time to comment on such release or announcement in advance of such issuance, and nothing in this Agreement shall preclude Seller from communicating with its shareholders with respect to this transaction. Buyer acknowledges that Seller shall be required to provide information to its shareholders subsequent to the Effective Date in order to solicit approval for completion of this transaction. Notwithstanding the foregoing, or anything to the contrary in the Non-Disclosure Agreement referenced above, Seller acknowledges that after Closing Date Buyer will be unrestricted in its right to use and disclose information related to the Subject Assets and with respect to the Liabilities, and the existence and terms of this transaction. Buyer acknowledges that after Closing Date Seller will be unrestricted in its right to disclose such information and the existence and terms of this transaction so long as such disclosure is for the purpose of obtaining Shareholder Approval of this transaction or is required by applicable law or stock exchange requirements based upon reasonable advice of counsel or is required by the Seller’s certified public accountants or is in connection with Seller’s enforcement of its rights under this Agreement or any related agreement, except none of the foregoing shall restrict Seller from disclosing any such information that (a) is available to the public on the Closing Date, (b) thereafter becomes available to the public other than as a result of a disclosure by Seller or any of its affiliates, representatives or employees, or (c) is or becomes available to the Seller or any of its affiliates, representatives or employees on a non-confidential basis from a source that to the Seller’s or such other person’s knowledge, as applicable, is not prohibited from disclosing such information to Seller or such other person by a legal, contractual or fiduciary obligation to any other person.

4.7 Accounts Receivable. Other than as set forth in Schedule 2.10(p), from the Effective Date through the Closing Date the Buyer shall not take any actions beyond established business practices to invoice maintenance or subscription services for the Business in advance of when such services would normally be invoiced. In the unusual event whereby a customer requested a billing in advance of when consulting services were performed, all such consulting invoices and/or payments for undelivered consulting services shall be included in the Subject Assets.

4.8 Employment Matters. From the date hereof until the Closing or the earlier termination of this Agreement pursuant to Section 7, the Buyer shall not contact any Business Employee without the prior written consent of Seller and, to the extent such contact involves a meeting between the Buyer and a Business Employee, Seller shall be entitled to have a representative present at any such meeting.

4.9 Shareholder Meeting. Subject to the terms of this Agreement, following the date hereof Seller shall take all action necessary to call, give notice of, convene and hold a meeting of Seller’s shareholders for the purpose of obtaining the Shareholder Vote.

Section 5.

CONDITIONS TO CLOSING BY BUYER

The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing Date of each of the following conditions:

5.1 Representations and Warranties; Performance of Obligations; Certificate. Each of the representations and warranties made by Seller contained in Section 2 shall be true and correct as of the Closing (taking into account any Supplemental Information or Subsequent Event), except to the extent that any such representation or warranty is made as of a specified date, in which case, such representation and warranty shall be true and correct as of such date, in each case except where the failure to be so true and correct is not Material and subject to Seller’s compliance with the notice obligations under Section 4.3.

Each of the covenants of Seller required by this Agreement to be performed by it at or prior to the Closing shall have been performed and complied with as of the Closing, except where the nonperformance of any such covenant is not Material and subject to Seller’s compliance with the notice obligations under Section 4.3.

Each of the conditions of Seller required by this Agreement to be performed by it at or prior to the Closing shall have been performed and complied with as of the Closing.

At the Closing, Buyer shall have received a certificate, dated as of the Closing Date and duly executed by Seller, to the effect that the conditions set forth in the preceding two paragraphs have been.

5.2 Compliance with Laws. Seller has complied in all Material respects with all local laws and regulations related to board of director resolutions, shareholder resolutions and consents, as required to consummate the transactions contemplated in this Agreement.

5.3 Absence of Litigation. No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement. No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

5.4 No Material Adverse Effect. There shall not have occurred with respect to Seller, the Business or properties that has a Material Adverse Effect on the Business.

5.5 Consent of Third Parties. Each other party to any contract (as set forth in Section 2.11) with the Seller under which the transactions contemplated by this Agreement (a) would constitute a default giving rise to a claim for damages or injunctive relief which could Materially adversely affect any of the Subject Assets or the Business; (b) would accelerate any obligations; or (c) would permit cancellation of such contract, shall have given such consent at no expense to the Buyer, as may be necessary to permit the consummation of the transactions contemplated by this Agreement without default or acceleration under or cancellation of such contract.

5.6 Intentionally Left Blank.

5.7 Items To Be Delivered by Seller at Closing

(a) Transfer Documents. Assignments, bills of sale, and such other instruments as are required to grant Buyer title to the Subject Assets and the Business as provided in this Agreement, including without limitation the warranty bill of sale for the Business and for the Subject Assets.

(b) Intentionally Left Blank.

(c) Records and Customer Lists. Except for Excluded Assets, all books, records and customer lists used in the Business.

(d) Tax Waiver / Tax Good Standing Certificate. A copy of the tax waiver and tax good standing certificate received from the Massachusetts Department of Revenue waiving any and all claim, title and interest in the Acquired Assets and Seller’s Business and showing no amounts due and/or owing by the Seller.

(e) Termination of Employment. Notice of the termination of employment of all of the employees and contractors of the Company listed on Schedule 2.20(a) who are eligible to be hired by the Buyer after the Closing.

(f) Settlement Statement. A Settlement Statement setting forth the disbursements provided for in this Agreement, including, without limitation, the Purchase Price, and all adjustments thereto.

(g) Transfer of Telephone Numbers. Authorization for the transfer of the Telephone Numbers.

(h) Transfer of Website Content. Transfer of all content related to the Business that currently exists on Seller’s website.

(i) Certificate of Good Standing. A Certificate of Good Standing and Certificate of Legal Existence for the Seller from the Secretary of the Commonwealth of Massachusetts.

(j) Intentionally Left Blank.

(k) Seller Consent/Shareholder Vote. Consent of the Directors, of the Seller and evidence of the Shareholder Vote authorizing the execution and delivery of this Agreement, the Schedules attached hereto, all related documents thereto and the authority of the Seller to enter into the transactions contemplated hereby.

(l) Officer Certificate. Seller shall have delivered to Buyer an officer’s certificate duly executed by the President of the Seller, in form and substance satisfactory to the Buyer and the Buyers' counsel, certifying that the conditions in this Section 5 have been satisfied and certain other relevant matters.

(m) Intentionally Left Blank.

(n) License Agreement. The License Agreement executed and delivered by the parties.

(o) Services Agreement. The Services Agreement executed and delivered by both parties.

(p) Trademark Assignment. The parties will execute and deliver an assignment agreement for registered trademarks.

(q) Escrow Agreement. The parties will execute and deliver the Escrow Agreement.

5.8 Seller's Employees. After the Closing, Seller shall permit Buyer to offer employment to any of the Business Employees and contractors, free of any non-competition or other restrictions imposed by the Seller, and shall at Buyer's request use its best efforts to encourage such persons to accept employment with Buyer. Buyer shall have no obligations whatsoever regarding the employment by Seller of its employees, agents or contractors before or after the Closing or the termination of such employment with Seller, and Buyer's employment of any of Seller's employees, agents or contractors shall not establish or evidence any such obligation.

Section 6.

CONDITIONS TO CLOSING BY SELLER

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

6.1 Representations and Warranties; Performance of Obligations; Closing Deliveries. Each of the representations and warranties made by Buyer contained in this Agreement shall be true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true as of that date, in each case except where the failure to be so true and correct is not material and subject to Buyer having given written notice to Seller of any such failure that is not Material.

Each of the covenants of Buyer required by this Agreement to be performed by it at or prior to the Closing shall have been performed and complied with as of the Closing, except where the nonperformance of any such covenant is not Material and subject to Buyer’s having given written notice to Seller of any such nonperformance.

Each of the conditions of Buyer required by this Agreement to be performed at or prior to the Closing shall have been performed and complied with as of the Closing.

The Shareholder Vote shall have been obtained.

6.2 Absence of Litigation. No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement. No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

6.3 Items to Be Delivered By Buyer. At the Closing, the Buyer will deliver to Seller all of the following:

(a) Purchase Price. The Buyer shall have delivered to the Seller the Purchase Price as specified in Section 1.4.

(b) Settlement Statement. The Settlement Statement executed by the parties.

(c) Release. The Buyer and Daly shall have executed and delivered a Release Agreement.

(d) Shareholder Vote. Delivery of evidence of the vote or consent of the shareholders of the Buyer authorizing the transaction.

Section 7

TERMINATION AND ABANDONMENT

7.1 Termination. Except as specifically provided hereunder, this Agreement may not be terminated at any time prior to Closing:

(a) by mutual written consent of Seller and Buyer;

(b) by Seller or Buyer at any time after November 30, 2016 (“Termination Date”), provided that, if the Closing has not occurred by the Termination Date because a party is in Material breach of this Agreement and has failed to cure such Material breach prior to Closing, then the party responsible for such breach may not avail itself of the right under this Section, and provided further that in any such event, the non-breaching party shall not be deprived of any remedy under this Agreement or at law against the breaching party;

(c) by Seller or Buyer if at the meeting of Seller’s shareholders convened to approve this transaction the Shareholder Vote is not obtained;

(d) by Buyer, if there has been a breach by Seller of a representation or warranty contained in this Agreement or failure by Seller to perform any covenant or condition to Closing the transactions contemplated under this Agreement which in each case has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such breach or failure has not been waived by Buyer or cured by Seller prior to Closing;

(e) by Seller, if there has been a breach by Buyer of a representation or warranty contained in this agreement or failure by Buyer to perform any covenant or condition to Closing the transactions contemplated under this Agreement which in each case has prevented the satisfaction of any condition to the obligations of Seller at the Closing and such breach or failure has not been waived by Seller or cured by Buyer prior to Closing; or

(f) by Seller, pursuant to Section 4.4 in order to accept a superior offer subject to payment to Buyer of the amounts set forth in Section 4.4, to the extent required thereunder to be paid.

7.2 Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the contemplated transactions by any or all of the parties pursuant to Section 7.1, written notice shall promptly be given by the terminating party to the other party and, in such event, this Agreement shall terminate and the contemplated transactions shall be abandoned, without further action by any of the parties; provided, however, that the foregoing shall not be construed to deprive any party of any remedy under this Agreement or at law if this Agreement is terminated in violation of this Agreement.

Section 8

INDEMNIFICATION

8.1 Indemnification by the Seller. Seller agrees to indemnify and hold Buyer and their respective subsidiaries, shareholders, officers, directors, partners or employees harmless from and against any damages, diminution in value, liabilities, losses, claims, taxes or expenditures (including without limitation reasonable attorney’s fees and court costs) (“Losses”) suffered by any of them as a direct result of any breach of any representation, warranty or covenant contained in this Agreement, or any Excluded Liability, and/or any and all Losses arising out of Seller’s operation of the Business and Subject Assets prior to the Closing, including without limitation with respect to any employee or contractor of the Seller in each case to the extent a claim for indemnity with respect thereto is asserted within the time period specified in Section 8.6.

8.2 Indemnification by Buyer. Buyer agrees to indemnify and hold Seller harmless from and against any Losses suffered by any of them as a direct result of any breach of any representation, warranty, covenant or agreement contained in this Agreement, any Liability or any liability based upon, arising out of, with respect to or by reason of the operation of the Business or the ownership of the Subject Assets following the Closing, in each case to the extent a claim for indemnity with respect thereto is asserted within the time period specified in Section 8.6.

8.3 Notice and Defense of Claims. In the event of a claim arising under the indemnification provisions detailed above, the party making the claim shall do so in writing to the person or persons responsible for the indemnification. The party receiving such claim has 30 days to review the written notification and either agree the claim is valid or dispute such claim in writing to the other party, or contend that liability might be properly asserted but that a claim for a certain dollar amount has not matured as of such date; provided, that a claim in respect of any action at law or suit in equity by or against a third person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; provided further that failure to give such notice shall not relieve the indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure. In calculating any Loss there shall be deducted (i) any insurance recovery in respect thereof to the extent possible (and no right of subrogation shall accrue hereunder to any insurer) and (ii) the amount of any tax benefit to the indemnified party (or any of its affiliates) with respect to such Loss (after giving effect to the tax effect of receipt of the indemnification payments). In the case of Loss asserted against, resulting to, imposed upon, or suffered by any indemnified party by reason of any claim by any third party (a "Third Party Claim"), the indemnified party shall provide a claim as previously provided. Upon receipt of a claim in respect of a Third Party Claim, the indemnitor may, in its sole discretion, undertake the defense thereof by counsel of its own choosing, which counsel shall be reasonably satisfactory to the indemnified party (it being understood, in the event that the indemnitor undertakes such defense, the defense, compromise, or settlement of such claim shall be for the account of, and at the risk of, the indemnitor); provided, however, that the indemnified party shall have the right at its own expense to participate in the defense thereof and to employ counsel at its own expense to assist in such defense. If the indemnified party has not, within fifteen (15) days after a claim with respect to any Third Party Claim is made, received written notice from the indemnitor stating that the indemnitor elects to assume the defense of such Third Party Claim, the indemnified party shall have the right, with counsel reasonably acceptable to the indemnitor, to undertake and control the defense, compromise or settlement of such Third Party Claim. The indemnitor shall not, without the prior written consent of each indemnified party against whom a Third Party Claim is asserted, settle or compromise any claim or consent to the entry of any judgment relating to or cease to defend any such Third Party Claim, unless such settlement, compromise, or judgment includes as an unconditional term thereof the giving by the claimant or by the plaintiff to each indemnified party against whom a Third Party Claim is asserted, a release from all liabilities in respect of such Third Party Claim and does not result in the imposition on the indemnified party of any remedy other than monetary damages for which the indemnified party is fully indemnified. The indemnitor shall, at its expense, provide each indemnified party against whom a Third Party Claim is asserted with reasonable access to all records and documents of the indemnitor relating to any Third Party Claim. The indemnified party shall, at the expense of the indemnitor, provide the indemnitor with reasonable access to all records and documents of the indemnified party relating to any Third Party Claim. In the event of agreement with the validity of such claim, payment shall be made within 45 days of receipt of notification. If the dispute cannot be settled by negotiation between the parties within 90 days of receipt of notification, upon election of either party, the dispute shall be referred to the American Arbitration Association to be settled in Boston, MA on an expedited basis in accordance with the commercial arbitration rules of said organization. Fees and expenses of such arbitration shall be shared equally.

8.4 Exclusive Remedy. The parties agree that the remedies provided in Section 8 shall be the exclusive remedies with respect to the terms, conditions, representation, warranties, covenants and obligations of the parties set forth in this Agreement or any related agreement or otherwise relating to the subject matter of this Agreement or any such related agreement (except as may be specifically set forth in any such related agreement) in furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under the law, any and all rights, claims or causes of action for any breach or any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement or in any other related agreement it may have against the other parties and their affiliates and of their respective representatives arising under or based upon any law, except pursuant to the indemnification provisions set forth in this Section 8.

8.5 Tax Effect of Indemnification Payments. In determining the amount of claims against an indemnifying party pursuant to this Section 8, there shall be added (in the case of a tax detriment) or deducted (in the case of a tax benefit) to or from the amounts to be paid by the indemnifying party an amount equal to the net present value of any tax benefit or tax detriment (federal, state, local or foreign) realized or expected by the independent public accountants of Seller to be realized by the indemnified party by reason of such claim and the receipt of any indemnity payment pursuant to this Section 8.

For purposes of this Section 8.5, "present value" shall be calculated using the applicable annual Federal mid-term rate, as that term is defined in the Code, as in effect for the month in which the payment is to be made; "tax benefit" and "tax detriment" shall be calculated using the actual effective tax rate with respect to the taxable period or periods for which the tax benefit or the tax detriment, as the case may be, is realized or incurred, or expected by the independent public accountants of Seller to be realized or incurred, as the case may be.

8.6 Limitation on Indemnification by Seller. The right of the Buyer to indemnification from the Seller shall be subject to the following provisions:

(a) The Seller shall be provided with a $75,000 deductible for all claims for indemnification under Section 8.1. No payments of such claims shall be made by the Seller until such time as such claims exceed $75,000 and only to the extent that such claims exceed that amount;

(b) No indemnification shall be payable to the Buyer from the Seller pursuant to Section 8.1 for claims in excess of $3.25 million in the aggregate exclusive of claims relating to the Excluded Liabilities as to which there shall be no such limitation and which shall not be counted toward such limitation; and

(c) Notwithstanding any other provision of this Agreement to the contrary, if on the Closing Date, either party knows of any information that would cause one or more of the representations, warranties, or covenants made by the other party to be inaccurate as of the date made, such party will have no right or remedy after the Closing with respect to such inaccuracy and will be deemed to have waived its rights to indemnification in respect thereof.

8.7 Survival. The representations and warranties of each party contained in this Agreement shall survive the Closing Date until the two year anniversary of the Closing Date. Any claim for indemnity shall be asserted on or before such date except that any claim relating to Taxes may be asserted until the 60th day after the running of the applicable statute of limitations with respect to the taxable period to which the particular claim relates. Notwithstanding anything to the contrary contained in this Agreement, no time or other limitation applies to losses relating to Excluded Liabilities.

Section 9

POST CLOSING OBLIGATIONS

9.1 Nonsolicitation. Each of the Buyer and Seller agree that, for a period of one year from the Closing Date, without the prior written consent of the other party, which consent shall not be unreasonably withheld, they shall not, directly or indirectly, solicit for employment, hire as an employee, consultant or contractor, or otherwise engage any employee who was employed by the other party as of the transaction date except as contemplated and detailed in Section 9.1. For the purpose of this Section 9.2 only, all employees of the Business that are offered employment by the Buyer shall be deemed employees of Buyer at the transaction date regardless of their ultimate acceptance of such offer of employment with Buyer.

9.2 Seller Website. Seller will include on its website www.softech.com a prominent banner referencing that Buyer has acquired the Business, and a link to the Seller’s website for any users interested in Product Lifecycle Management, ProductCenter, Connectors or any other aspect of the Business.

Section 10

OTHER INFORMATION

10.1 Governing Law. This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Massachusetts.

10.2 Notices. Any notice or communication required hereunder shall be in writing and shall be deemed to have been given if sent by facsimile transmission (with confirming copy by mail), via email or overnight delivery upon receipt. All notices will be sent to the addresses set forth below:

To Seller:

SofTech, Inc.

650 Suffolk Street

Lowell, MA 01854

Attention: Joe Mullaney

Email: jmullaney@softech.com

To Buyer:

With a copy to:

SofTech Group Incorporated

Adam D. Page, Esq.

650 Suffolk Street

Finneran & Nicholson, P.C.

Lowell, MA 01854

30 Green Street

Attention: Joe Daly

Newburyport, MA 01950

Email: daly@essig.com

Facsimile: 9784652589

Email: cases@finnic.com

10.3 Entire Agreement; Acknowledgments. This Agreement, including the Schedules and Exhibits referred to herein and the other writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings. All inducements to the making of this Agreement relied upon by either party have been expressed herein. Buyer acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of Seller and the Business in making its determination to proceed with the transactions contemplated by this Agreement and Buyer has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of Seller expressly and specifically set forth in Section 2. SUCH REPRESENTATIONS AND WARRANTIES BY SELLER CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF SELLER OR THE BUSINESS OR AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY) ARE SPECIFICALLY DISCLAIMED BY SELLER AND ARE NOT BEING RELIED UPON BY BUYER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES.

10.4 Assignability. This Agreement may not be assigned by the Buyer or the Seller without the prior written consent of the other party. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. No right hereunder shall be created in any person or entity not a party to this Agreement, it being the express intention of the parties hereto that no third party beneficiary rights shall be created or implied by virtue of this Agreement.

10.5 Tax Treatment.

(a) The Buyer and the Seller shall treat and report the transactions contemplated by this Agreement in all respects consistently for purposes of any federal, state or local tax, including without limitation, with respect to calculation of gain, loss and basis with reference to the Purchase Price allocations made pursuant to this Section 10.5. The parties hereto shall not take any actions or positions inconsistent with the obligations set forth herein.

(b) In furtherance of the foregoing, Buyer and Seller shall determine the allocation of the base Purchase Price at or prior to the Closing and shall cooperate in filing any and all forms necessary or appropriate with federal, state and local taxing authorities.

10.6 No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm or corporation, other than the Seller and the Buyer and their respective shareholders, any rights or remedies under or by reason of this Agreement.

10.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed or caused this Agreement to be executed by their duly authorized representatives as of the date set forth above.

SOFTECH, INC.

By: /s/Joseph P. Mullaney

Joseph P. Mullaney

Chief Executive Officer

SOFTECH GROUP INCORPORATED

By: /s/Joseph Daly

Joseph Daly

Chief Executive Officer

LIST OF SCHEDULES

Schedule 1.1

Subject Assets

Schedule 1.1(e)

Billed Accounts Receivable

Schedule 1.3

Liabilities

Schedule 1.6

Contracts Requiring Sublicense

Schedule 2.6(b)

Leased Real Property

Schedule 2.6(c)

Personal Property

Schedule 2.7

Financial Statements

Schedule 2.8(b)

Tax Returns

Schedule 2.9(a)

Accounts Receivable

Schedule 2.9(b)

Roll forward of Accounts Receivable Reserve

Schedule 2.10(p)

Actions Beyond Established Business Practices

Schedule 2.11

Material Contracts

Schedule 2.16

Employee Benefits

Schedule 2.18(a)

Current Officers and Members of the Board of Directors

Schedule 2.18(b)

Suppliers

Schedule 2.20(a)

Employees and Contractors

Schedule 2.20(b)

Terminated Employees

Schedule 2.21(a)

Customers and Distributors

Schedule 2.21(b)

Maintenance and Subscription Installed Base

Schedule 2.21(c)

List of Outstanding Purchase Orders

Schedule 2.22

Proprietary Rights